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                            GEOPULSE EXPLORATION INC.
                       1055 W. Hastings Street, suite 1980
                              Vancouver, BC V6E 2E9
                            Telephone: (604) 688-8002
                               Fax: (604) 688-8030


December 26, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention:  Donna Levy, Attorney, Division of Corporate Finance

Dear Sirs:

Re:      Form SB-2 - File No. 333-137519
----------------------------------------

Further to your comment letter dated October 19, 2006 regarding our SB-2 registration statement, we reply as follows:

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one section of the document, but our silence on similar or related disclosure elsewhere in the same document does not relieve you of the need to make similar revisions elsewhere as appropriate.

         We note the above comment and have complied with it in our response.

2. We note that the age of your financial statements exceeds the limitation of 135 days. Please amend your document to include updated financial statements. Refer to Item 310(g) of Regulation S-B.

         We have included interim financial statements for the period ended October 31, 2006 in our amended registration statement.

3. Review Form SB-2 and ensure that the amended registration statement includes all the required information in the required format. For example, you must include on the cover page of the registration statement the name, address and phone number of the agent for service as well as the address of your principal place of business or your intended principal place of business.

         We have inserted the name, address and phone number of our agent for service, as well as the address of our principal place of business.

Table of Contents, page not provided
------------------------------------

4. Ensure that your filing includes page numbers throughout. Also revise to ensure that the heading you provide in the table of contents accurately reflect the captions. For example, several of the headings differ from the captions that appear in the Risk Factors section.

         We have revised our registration statement to include page numbers and have ensured that the page numbers listed in the table of contents are accurate.

5. At page 7, you include a caption that indicates that you "have not commenced business operations." At page 8, you state that Dr. Sun spends 20% of his business time "providing his services to us." You indicate at page 20 that Dr. Sun "acts as our sole promoter." You indicate that Dr. Sun "has not received, and has no agreement to receive, anything of value, directly or indirectly, from us." At page 29, under "Consulting Agreements", you state that you have no employment or consulting agreement with Dr. Sun or Ms. Bergstrom and that neither is paid for acting as director. Your executive disclosure suggests that neither has received compensation from you over the past two years.

         Address each of the following points with expanded disclosure at the appropriate place in the prospectus:

                o Disclose how many hours per week Dr. Sun works on your business;
                o Disclose why Dr. Sun essentially has volunteered that amount of time since 2004 in return for no compensation of any kind;
                o        Disclose how he acts as your "sole promoter";
                o Disclose when you anticipate commencing business operations;
                o Disclose for whom he works the other 80% of the time, including the name, location and principal business conducted by the entity or entities;
                o Disclose his position with each employer since the time he left Ivanhoe in 2005, specifying the month he left Ivanhoe's employ; and
                o Provide parallel disclosure for Ms. Bergstrom, as appropriate.

         We may have additional comments after you respond to this comment and provide disclosure that addresses each point noted above. In your response letter, provide the precise location for each revised disclosure in the marked version of your amendment, including the section name and page number.

         We have disclosed the following requested information in our amended registration statement:

         a) Dr. Sun and Ms. Bergstrom work on our business for approximately six hours and three hours per week respectively. [added to the risk factor regarding time devoted to business operations]

         b) Both of our directors have agreed to volunteer their time to our business for the time being in order to allow us to focus our fiscal resources on operations with a view to increasing the value of their personal stock positions in the company. [added to the section entitled "Consulting Agreements"]

         c) Dr. Sun acts as our sole promoter, as defined in the Securities Act of 1933. He was responsible for founding and organizing our business. [added to the section entitled "Organization Within Last Five Years"]

         d) We intend to commence exploration on the CATHI 1 claim in the spring of 2007, as soon as weather conditions on the property permit. [added to the section entitled "Plan of Operation"]

         e) Dr. Sun devotes 80% of his business time to Canadian Sinosun Energy Inc., a private company involved in coal mining in Canada and China. [added to section entitled "Biographical Information"]

         f) From July 2005 to present, Dr. Sun has acted as president and CEO of Canadian Sinosun Energy Inc. [added to section entitled "Biographical Information"]

         g) We have provided parallel disclosure for Ms. Bergstrom in the sections mentioned above, where applicable.

6. Provide a detailed explanation of the company's business plan for the next twelve months, indicating precisely when any stages of the business are to commence and when any particular activities you reference are to be performed. Explain how you determined the likely costs and expenses in each case. We may have additional comments.

         We have provided the following disclosure regarding our business plan in the next twelve months:

         "Our plan of operation for the twelve months following the date of this prospectus is to complete the recommended phase one exploration program on the CATHI 1 claim consisting of mapping, prospecting and geochemical sampling.

         We anticipate that the program will cost approximately $7,400 based on an estimate provided by our consulting geologist, Kenneth M. Dawson. To date, we have not commenced exploration on the CATHI 1 claim. We intend to commence exploration on the CATHI 1 claim in the spring of 2007, as soon as weather conditions on the property permit. The program is estimated to take two months to complete, including the interpretation of results.

         Geochemical sampling refers to the gathering of chip samples and grab samples from property areas with the most potential to host economically significant mineralization based on past exploration results. Grab samples are soil samples or pieces of rock that appear to contain precious metals such as gold and silver, or industrial metals such as copper and nickel. All samples gathered will be sent to a laboratory where they are crushed and analysed for metal content.

         Mr. Dawson will provide and recommend further exploration and a budget for a phase two upon completion of phase one and a review of the results. We then intend to commence the phase two program in the summer or fall of 2007. We will not know the extent of this program until we have received the recommendations from Mr. Dawson following the completion of phase one."

7.       Explain how you will conduct your business with no employees.

         It is standard in the mineral property business to have independent contactors perform all exploration conducted. This ensures that the results obtained from exploration are independent and are not subject to management or employee influence or tampering.

8. If you continue to suggest that Dr. Sun and Ms. Bergstrom are employees, rather than volunteers, explain why. We note the disclosure under "Significant Employees" at page 17 in that regard. From the disclosure noted above in comment 5 and which appears elsewhere in your document, it appears that neither is obligated nor committed to work for the company and that neither receives any compensation for any work done on its behalf. If you agree, revise to disclose that you have no employees and that both individuals volunteer their time to you.

         We have revised our disclosure to indicate that we have no employees and that our directors volunteer their time to us.

Risk Factors, page 6
--------------------

9. Ensure that you clearly identify, under appropriately descriptive captions, all material risks, including those related to the potential conflicts among you and entities associated with your officers and directors. Disclose that you have no procedures in place to resolve conflicts of interest, as you state at page 17. Also expand the risk factor captioned "Because our President and Secretary Have Other Business Interests" to state that neither is compensated for any work done for you.

         We have revised the "Conflicts of Interest" section to clarify that our bylaws address situations where there are potential conflicts of interest.

         As well, we have disclosed that our directors are not compensated for the services that they provide to us in the noted risk factor.

Selling Shareholders, page 9
----------------------------

10. identify as underwriters all selling shareholders who are registered broker-dealers, unless you can confirm that they received their shares as compensation for investment banking services. Identify as underwriters all selling shareholders who are affiliates of registered broker-dealers unless you can confirm that they received their shares in the ordinary course of business and at the time of purchase had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

         We have disclosed that none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker dealer.

Directors, page 16
------------------

11. You note in the biographies of Dr. Sun and Ms. Bergstrom that they devote only a portion of their time to the business of the company. Revise the sketches to address comment 5 above. Also, if they work for companies that are in the same business as Geopulse, please describe any conflicts. We may have further comments.

         We have revised the biographies of Dr. Sun and Ms. Bergstrom to comply with the requests for disclosure in comment 5. As well, we have updated the section on conflicts of interest as requested.

Description of Business
-----------------------

Description, Location and Access, page 20

12. We note the map that you have filed as Exhibit 99.1. Please include the map within the amended prospectus.

         We have filed the location map in the body of the amended prospectus.

Geological Assessment Report, page 22
-------------------------------------

13. Please file as an exhibit the consent of Mr. Dawson to be named in the prospectus.

         We have filed Dr. Dawson's consent as an exhibit to our amended registration statement.

Certain Relationships and Related Transactions, page 26
-------------------------------------------------------

14. We note your statement that none of the parties listed has any material interest in any transaction that will or would materially affect you. We note however, the disclosure in Note 4 in regard to $944 owed to a "corporate manager". Please revise to identify the "corporate manager" and to describe the material terms of the loan.

         The corporate manager indicated in Note 4 is Mr. Jeff Zheng, who provided office services to us for a brief time.

Note 2 Mineral Interests, page 7
--------------------------------

15. We note your accounting policy stating, "Mineral property acquisitions, exploration and development costs are expenses as incurred until such time as economic reserves are quantified." Clarify why you believe your acquisition of the CATHI 1 claim does not meet the definition of an asset given acquisition of mineral interests qualify as tangible assets. Refer to paragraph 9 of EITF 04-2.

                  Mineral property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified. To date, we have not established any proven or probable reserves on our mineral property. We have adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment, or other disposal of long-lived tangible assets arising from the acquisition, construction or development and from normal operations of such assets. The adoption of this standard has had no effect on our financial position or results of operations.

      As of October 31, 2006, any potential costs relating to the retirement of our mineral property interest were not yet determinable. The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) has issued statements EITF 04-2: Whether Mineral Rights are Tangible or Intangible Assets (EITF 04-2). The task force for EITF 04-2 reached a consensus that mineral rights are tangible assets and accordingly mineral rights should be accounted for as a tangible asset. However, we expense, as incurred, resource property costs and the explorations costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property will be capitalized.

Exhibits
--------

Exhibit 5.1
-----------

16. Please obtain and file a revised opinion of counsel that clarifies who is offering the shares the sales of which are being registered. Currently, it suggests that the offering is a primary offering by Geopulse. Also, ensure that the revised opinion does not include a limitation on who may rely upon it, as now appears in the penultimate paragraph.

         We have filed a revised legal opinion that indicates that the selling shareholders are offering the sales and does not include a limitation regarding who may rely upon it.

Exhibit 23.1
------------

17. Please update the consent from your independent registered public accountants. In addition, we note that the consent that was filed with the registration statement filed on September 22, 2006 refers to a registration statement filed on September 5, 2006. Please clarify which registration statement this consent relates to.

         We have provided an updated consent with our amended registration statement.

Sincerely yours,

GEOPULSE EXPLORATION INC.

Per:

DR. TIM SUN
President